Exhibit 3.1

AMENDMENT TO THE BYLAWS OF

DUCOMMUN INCORPORATED

This Amendment to the Amended and Restated Bylaws (the “Bylaws”) of Ducommun Incorporated (the “Corporation”), as adopted by the Corporation’s Board of Directors pursuant to Article IX of said Bylaws, is effective as of the 28th day of June, 2024.

Article I, Section 2 of the Bylaws be, and hereby is, deleted in its entirety and replaced with the following:

Section 2. Principal Office. The principal office for the transaction of business of the Corporation shall be 600 Anton Blvd., Suite 1100, in the City of Costa Mesa, County of Orange, State of California. The Board of Directors has full power and authority to change said principal office from one location to another, whether within or outside said City, County or State, by amendment of this Section 2.